[Letterhead of Truven Health Analytics Inc.]

June 24, 2013

Mark P. Shuman, Branch Chief – Legal

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Truven Health Analytics Inc. –
Registration Statement on Form S-4 (File No. 333-187931)

Dear Mr. Shuman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), Truven Health Analytics Inc. (“Truven”) and Truven Holding Corp. (“Truven Holding”, and, together with Truven, the “Registrants”), hereby respectfully request that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective on, Wednesday, June 26, 2013, 3:00 p.m. (Eastern Standard Time), or as soon thereafter as is practicable.

Since the Registration Statement is an exchange offer in reliance on the staff’s position in the line of no-action letters beginning with Exxon Capital Holdings Corporation (avail. April 13, 1988), there are no underwriters in connection with the registration, and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Registrants confirm that they are aware of their obligations under the Securities Act. In addition, the Registrants hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

Securities and Exchange Commission

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (734) 913-3287 or phil.buckingham@truvenhealth.com, or John Estes of Sullivan & Cromwell LLP at (212) 558-4349 or estesj@sullcrom.com with any questions you may have. In addition, please notify Mr. Estes when this request for acceleration has been granted.

Sincerely, Truven Health Analytics Inc. Truven Holding Corp.

/s/ Philip Buckingham
Philip Buckingham Chief Financial Officer and Executive Vice President

cc:	John E. Estes, Esq.
(Sullivan & Cromwell LLP)

2